                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    APEX INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    037548104
                                 (CUSIP Number)

                                 Doyle C. Weeks
                       Cybex Computer Products Corporation
                              4991 Corporate Drive
                              Huntsville, AL 35805
                                 (256) 430-4000

                                   Copies to:

                                 John H. Cooper
                                 Sean T. Wheeler
                             Sirote & Permutt, P.C.
                           2311 Highland Avenue South
                              Birmingham, AL 35205
                                 (205) 930-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  MARCH 8, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(1)(f) or 240.13d-1(g), check the following box.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:           CYBEX COMPUTER PRODUCTS CORPORATION

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):    63-0801728
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
   OO
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)   [     ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   STATE OF ALABAMA
--------------------------------------------------------------------------------

                                 7        SOLE VOTING POWER
       NUMBER OF SHARES                   N/A
         BENEFICIALLY            -----------------------------------------------
         OWNED BY EACH           8        SHARED VOTING POWER
       REPORTING PERSON                   2,233,070 (1)
             WITH               -----------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          N/A
                                -----------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          N/A
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,233,070 (1)
--------------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.66%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------

* See Instructions.

         (1) Cybex Computer Products Corporation ("Cybex") and certain shareholders of Apex Inc., a Washington corporation ("Apex"), entered into voting agreements covering 2,233,070 shares of common stock, no par value, of Apex (the "Apex Common Stock") (which amount includes options to purchase an aggregate of 1,914,180 shares of Apex Common Stock) in connection with a business combination transaction (discussed in Items 3 and 4 below). Cybex expressly disclaims beneficial ownership of any of the shares of Apex Common Stock covered by the voting agreements. Based on the number of shares of Apex Common Stock outstanding as of March 1, 2000 (as represented by Apex in the merger agreement discussed in Items 3 and 4), the number of shares of Apex Common Stock covered by the voting agreements represents approximately 9.66% of the issued and outstanding shares of Apex Common Stock.

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to Apex Common Stock. The address of the principal executive offices of Apex is 9911 Willows Road N.E., Redmond, Washington 98052.

ITEM 2.  IDENTITY AND BACKGROUND.

         Cybex is an Alabama corporation with its principal office and business at 4991 Corporate Drive, Huntsville, Alabama 35805. Cybex develops, produces and markets keyboard, video monitor and mouse switch, extension and remote access products for use in the computer industry.

         The attached Schedule A is a list of the directors and executive officers of Cybex which contains the following information with respect to each such person:

         (a)      name;

         (b)      business address;

         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (d)      citizenship.

         During the last five years, neither Cybex nor, to Cybex's knowledge, any person named on Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 8, 2000, Cybex, Apex and Aegean Sea Inc., a newly formed Delaware corporation ("Aegean Sea"), entered into an Agreement and Plan of Reorganization (the "Merger Agreement"). As provided in the Merger Agreement, Aegean Sea will form two wholly owned subsidiaries under Alabama law ("Cybex Merger Sub") and Washington law ("Apex Merger Sub"), respectively, which will thereafter merge with and into Cybex (the "Cybex Merger") and Apex (the "Apex Merger"), respectively (the Cybex Merger and the Apex Merger are referred to herein, collectively, as the "Mergers"). At the effective time of the Mergers, Cybex and Apex will become wholly owned subsidiaries of Aegean Sea, the separate existence of Cybex Merger Sub and Apex Merger Sub will cease and all of the business, assets, liabilities and obligations of those subsidiaries will be assumed by Cybex and Apex, respectively. The stockholders of Cybex and Apex must approve the Merger Agreement and the respective Mergers.

         As an inducement for Cybex to enter into the Merger Agreement and in consideration thereof, certain stockholders of Apex entered into voting agreements with Cybex (collectively the "Apex Voting Agreements") whereby each such stockholder agreed, severally and not jointly, to vote all of the shares of Apex Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Cybex did not pay additional consideration to any of such stockholders of Apex in connection with the execution and delivery of the Apex Voting Agreements.

         References to, and descriptions of, the Merger and the Merger Agreement, as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to the Current Report on Form 8-K filed by Cybex on March 16, 2000.

         References to, and descriptions of, the Apex Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copy the form of Apex Voting Agreement included as Exhibit A to this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) Not applicable.

         (b) The Apex Voting Agreements are intended to facilitate the consummation of the Mergers. At the effective time of the Mergers, the separate existence of Cybex Merger Sub and Apex Merger Sub will cease, and Cybex and Apex will continue as wholly owned subsidiaries of Aegean Sea. Each holder of outstanding shares of common stock, par value $.001, of Cybex (the "Cybex Common Stock") will receive, in exchange for each share of Cybex Common Stock held by such holder, 1.0000 shares of common stock, par value $.001, of Aegean Sea ("Aegean Sea Common Stock"). Each holder of outstanding Apex Common Stock will receive, in exchange for each share of Apex Common Stock held by such holder,
1.0905 shares of Aegean Sea Common Stock. Aegean Sea will assume each outstanding option to purchase Apex Common Stock and Cybex Common Stock under Apex's and Cybex's stock option plans. Furthermore, all rights to purchase shares of Apex Common Stock under Apex's Employee Stock Purchase Plan shall be converted into rights to purchase shares of Aegean Sea Common Stock and shall be assumed by Aegean Sea.

         The Mergers are subject to customary closing conditions, including, among other things, the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Cybex Common Stock, the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Apex Common Stock, and certain regulatory approvals. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

         Apex Voting Agreements

         Pursuant to the Apex Voting Agreements, the Apex stockholders party thereto have agreed to vote their shares of Apex Common Stock (plus any additional shares of Apex Common Stock and all additional options, warrants and other rights to acquire shares of Apex Common Stock) beneficially owned by such stockholders at every Apex stockholders meeting and every written consent in lieu of such a meeting to vote the shares in favor of the Merger, the Merger Agreement and the issuance of Aegean Sea Common Stock in connection with the Mergers. The Apex Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         Cybex Voting Agreements

         As an inducement for Apex to enter into the Merger Agreement and in consideration thereof, certain stockholders of Cybex entered into voting agreements with Apex (collectively the "Cybex Voting Agreements") whereby each such stockholder agreed, severally and not jointly, to vote all of the shares of Cybex Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Apex did not pay additional consideration to any of such Cybex stockholders in connection with the execution and delivery of the Cybex Voting Agreements.

         Pursuant to the Cybex Voting Agreements, the Cybex shareholders party thereto have agreed to vote their shares of Cybex Common Stock (plus any additional shares of Cybex Common Stock and all additional options, warrants and other rights to acquire shares of Cybex Common Stock) beneficially owned by such shareholders at every Cybex shareholders meeting and every written consent in lieu of such a meeting to vote the shares in favor of the Merger and the Merger Agreement The Cybex Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         Purpose of the Transactions

         The purpose of the transactions under the Cybex Voting Agreements and the Apex Voting Agreements is to enable Apex and Cybex to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) Pursuant to the Merger Agreement, in connection with the Mergers, the officers and directors of Cybex Merger Sub immediately prior to the effective time of the Cybex Merger will be the officers and directors of the surviving corporation of the Cybex Merger. In addition, the officers and directors of Apex Merger Sub immediately prior to the effective time of the Apex Merger will be the officers and directors of the surviving corporation of the Apex Merger.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Cybex Merger, the Articles of Incorporation and Bylaws of Cybex Merger Sub, as in effect immediately prior to the Cybex Merger, shall be the Articles of Incorporation and Bylaws of the surviving corporation until thereafter amended as provided by Alabama law. In addition, upon consummation of the Apex Merger, the Articles of Incorporation and Bylaws of Apex Merger Sub, as in effect immediately prior to the Apex Merger, shall be the Articles of Incorporation and Bylaws of the surviving corporation until thereafter amended as provided by Washington law. The Certificate of Incorporation of Aegean Sea provides for a classified board of directors and restricts actions by stockholders of Aegean Sea by written consent.

          (h) If the Merger is consummated as planned, it is expected that the Apex Common Stock and the Cybex Common Stock will be delisted from The Nasdaq National Market.

         (i) If the Merger is consummated as planned, it is expected that the Apex Common Stock and the Cybex Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

         (j) Other than described above, Cybex currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Cybex reserves the right to develop such plans).

         References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to the Current Report on Form 8-K filed by Cybex on March 16, 2000.

         References to, and descriptions of, the Apex Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copy the form of Apex Voting Agreement included as Exhibit A to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Apex Voting Agreements, Cybex may be deemed to be the beneficial owner of 2,233,070 shares of Apex Common Stock (the "Apex Shares"). The Apex Shares constitute approximately 9.66% of the issued and outstanding shares of Apex Common Stock based on the number of shares of Apex Common Stock issued and outstanding as of March 1, 2000 (as represented by Apex in the Merger Agreement discussed in Items 3 and 4). Cybex may be deemed to have the shared power to vote the Apex

Shares with respect to those matters described above. However, Cybex (i) is not entitled to any rights as a stockholder of Apex as to the Apex Shares and (ii) disclaims any beneficial ownership of the shares of Apex Common Stock which are covered by the Apex Voting Agreements.

         (c) Set forth below is information on transactions in Apex Common Stock that were effected within 60 days of March 8, 2000 by directors and executive officers of Cybex:

         (1)      Remigius Shatas acquired the following securities:

                                                  AMOUNT OF          PRICE PER                  WHERE AND HOW
SECURITY                          DATE           SECURITIES            SHARE                TRANSACTION EFFECTED
-----------------------------------------------------------------------------------------------------------------------
Apex Put June 030              1/11/2000            5,000              $3.8125       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------

Apex Put June 035              1/24/2000            2,500              $4.8750       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put June 040              2/07/2000            5,000              $3.9500       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put June 040              2/08/2000            5,000              $4.1250       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 030               1/21/2000            5,000              $1.6250       Open market purchase through J.C.
-----------------------------------------------------------------------------------------------------------------------
                                                                                     Bradford & Co.
Apex Put Mar 030               1/24/2000            5,000              $1.1250       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 035               1/25/2000            5,000              $2.4250       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 040               2/02/2000            5,000              $4.2500       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 040               2/04/2000            5,000              $1.6250       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------

         (2)      David Butler acquired the following securities:

                                                  AMOUNT OF          PRICE PER                 WHERE AND HOW
SECURITY                          DATE           SECURITIES            SHARE                TRANSACTION EFFECTED
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 035               1/14/2000            1,000              $3.6250       Open market purchase through Legg
                                                                                     Mason Wood Walker
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 035               1/27/2000            2,000              $1.4360       Open market purchase through
                                                                                     Prudential Securities
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 045                2/4/2000            1,000              $3.3750       Open market purchase through
                                                                                     Salomon Smith Barney
-----------------------------------------------------------------------------------------------------------------------

         Cybex expressly disclaims beneficial ownership of the shares of Apex Common Stock owned by its directors, executive officers and their spouses.

         Set forth on Schedule B are the names of the shareholders of Apex that have entered into a Apex Voting Agreement with Cybex, and, to Cybex's knowledge, their present principal occupation or employment.

         To the knowledge of Cybex, no other transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below or as described in Item 4 or Item 5 of this statement, neither Cybex nor, to the knowledge of Cybex, any person listed in Schedule A, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Apex, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         (a)      Remigius Shatas holds the following securities:

                                                  AMOUNT OF             PRICE                  WHERE AND HOW
SECURITY                          DATE           SECURITIES           PER SHARE             TRANSACTION EFFECTED
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 010               10/05/1999           2,500              $1.0625       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 17.5              11/18/1999           1,000              $2.3125       Open market purchase through J.C.
                                                                                     Bradford & Co.
-----------------------------------------------------------------------------------------------------------------------

         (b)      Christopher Thomas holds the following securities:

                                                  AMOUNT OF             PRICE                  WHERE AND HOW
SECURITY                          DATE           SECURITIES           PER SHARE             TRANSACTION EFFECTED
-----------------------------------------------------------------------------------------------------------------------
Apex Calls Mar 22.5            9/22/1999            1,000              $4.1134       Open market purchase through
                                                                                     Robinson-Humphrey Co., LLC
-----------------------------------------------------------------------------------------------------------------------
Apex Put Mar 20                9/22/1999            1,000              $2.8766       Open market purchase through
                                                                                     Robinson-Humphrey Co., LLC
-----------------------------------------------------------------------------------------------------------------------

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         A. Form of Voting Agreement, dated March 8, 2000, between Cybex Computer Products Corporation and certain shareholders of Apex Inc.

         B. Agreement and Plan of Reorganization, dated as of March 8, 2000, by and among Cybex Computer Products Corporation, Aegean Sea Inc. and Apex Inc. (incorporated by reference to the Current Report on Form 8-K filed by Cybex Computer Products Corporation on March 16, 2000).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2000       CYBEX COMPUTER PRODUCTS CORPORATION



                             By:      /s/ Doyle C. Weeks
                                --------------------------------------------
                                   Doyle C. Weeks
                                   Executive Vice President, Group Operations
                                     and Business Development

                                   SCHEDULE A

          NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF CYBEX
                    COMPUTER PRODUCTS CORPORATION ("CYBEX")


NAME (CITIZENSHIP)                                  OFFICE                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                                                             ADDRESS
-------------------------------------------------------------------------------------------------------------------

Stephen F. Thornton                 Chairman of the Board, President and    Chairman of the Board, President and
(United States of America)          Chief Executive Officer                 Chief Executive Officer of Cybex*


Doyle C. Weeks                      Executive Vice President, Group         Executive Vice President, Group Business
(United States of America)          Business Development and Director       Development and Director of Cybex*


Douglas E. Pritchett                Senior Vice President - Finance,        Senior Vice President - Finance, Chief
(United States of America)          Chief Financial Officer, Treasurer      Financial Officer, Treasurer and
                                    and Director                            Director of Cybex*

R. Byron Driver                     Senior Vice President and Chief         Senior Vice President and Chief
(United States of America)          Operating Officer                       Operating Officer of Cybex*


Christopher L. Thomas               Senior Vice President - Engineering     Senior Vice President - Engineering of
(United States of America)                                                  Cybex*


Gary R. Johnson                     Senior Vice President - Sales and       Senior Vice President - Sales and
(United States of America)          Marketing                               Marketing of Cybex*


John R. Cooper                      Director                                Vice President - Finance and Chief
(United States of America)                                                  Financial Officer of ADTRAN, Inc., 901
                                                                            Explorer Boulevard, Huntsville, Alabama
                                                                            35806

Remigius G. Shatas                  Executive Vice President - Special      Executive Vice President - Special
(United States of America)          Projects, Secretary and Director        Projects, Secretary and Director of
                                                                            Cybex*

David S. Butler                     Director                                President of Electronic Manufacturers
(United States of America)                                                  Agents, 309 Jordan Lane NW, Huntsville,
                                                                            Alabama 35805

* The business address of Cybex is 4991 Corporate Drive, Huntsville, Alabama 35805.

                                   SCHEDULE B


         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Apex. The address of each such person is c/o Apex Inc., 9911 Willows Road N.E., Redmond, WA 98052. To Cybex's knowledge, each of the individuals identified below is a citizen of the United States.


NAME AND TITLE                                                                      SHARES BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------

Kevin J. Hafer                                                                              1,127,445
Chairman  of  the  Board,  President,  Chief  Executive  Officer  and
Director

Barry L. Harmon                                                                               350,000
Vice President, Chief Operating Officer and Chief Financial Officer

C. David Perry                                                                                296,725
Vice President of Worldwide Sales

Samuel F. Saracino                                                                            296,500
Vice President of Business Development, General Counsel and Secretary

Franz Fichtner                                                                                 60,000
Director

Edwin L. Harper                                                                                48,900
Director

William McAleer                                                                                53,500
Director

Total:                                                                                      2,233,070*

* Includes options to purchase an aggregate of 1,914,180 shares of Apex Common Stock.

                                                                       EXHIBIT A


                          FORM OF APEX VOTING AGREEMENT

         THIS VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of March __, 2000, among Cybex Computer Products Corporation, an Alabama corporation ("CYBEX"), and the undersigned shareholder (the "SHAREHOLDER") of Apex Inc., a Washington corporation ("APEX").

                                    RECITALS

         A. Apex, Cybex and Aegean Sea Inc., a Delaware corporation ("AEGEAN"), have entered into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT"), which provides for the merger of a wholly-owned subsidiary of Aegean with and into Cybex and the merger of another wholly-owned subsidiary of Aegean with and into Apex, pursuant to which mergers Cybex and Apex will become wholly-owned subsidiaries of Aegean (all of the foregoing, the "MERGER"). Pursuant to the Merger, all outstanding shares of Common Stock of Cybex and all of the outstanding shares of Common Stock of Apex shall be converted into the right to receive Common Stock of Aegean, as set forth in the Merger Agreement (the "SHARE ISSUANCE");

         B. Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding capital stock of Apex and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement; and

         C. In consideration of the execution of the Merger Agreement by Cybex, Shareholder (in his or her capacity as such) agrees to vote the Shares (as defined below) and other such shares of capital stock of Apex over which Shareholder has voting power so as to facilitate consummation of the Merger.

         NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

         1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

                  (a)      "EXPIRATION DATE" shall mean the earlier to occur of
(i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

                  (b) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

                  (c) "SHARES" shall mean: (i) all securities of Apex (including all shares of Apex Common Stock and all options, warrants and other rights to acquire shares of Apex Common Stock) owned by Shareholder as of the date of this Agreement; and (ii) all additional securities of Apex (including all additional shares of Apex Common Stock and all additional options, warrants and other rights to acquire shares of Apex Common Stock) of which Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

                  (d) "TRANSFER." A Person shall be deemed to have effected a "TRANSFER" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; provided, however, that exercise of a stock option pursuant to Section 8(c)(6) of the Apex 1995 Employee Stock Plan shall not be considered a "Transfer."

         2.       Transfer of Shares.

                  (a) Transferee of Shares to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Cybex may reasonably request); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

                  (b) Transfer of Voting Rights. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares.

         3. Agreement to Vote Shares. At every meeting of the shareholders of Apex called, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of Apex, Shareholder (in his or her capacity as such) shall cause the Shares to be voted in favor of approval of the Merger, the Merger Agreement and the Share Issuance.

         4. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Cybex a proxy in the form attached hereto as Exhibit A (the "PROXY"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

         5.       Representations and Warranties of the Shareholder. Shareholder
(i) is the beneficial owner of the shares of Apex Common Stock indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Apex other than the shares of Apex Common Stock and options and warrants to purchase shares of Common Stock of Apex indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

         6. Additional Documents. Shareholder (in his or her capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Cybex, to carry out the intent of this Agreement.

         7. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.



         8.       Miscellaneous.

                  (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

                  (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Cybex shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Cybex upon any such violation, Cybex shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Cybex at law or in equity.

                  (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                  If to Cybex:  Cybex Computer Products Corporation

                                -----------------------------------

                                -----------------------------------
                                Facsimile:
                                          -------------------------
                                Attention:
                                          -------------------------

                  With a copy to:
                                      Sirote & Permutt, P.C.
                                      2311 Highland Ave. South
                                      Birmingham, Alabama 32505
                                      Attention: John H. Cooper, Esq.
                                      Facsimile: (205) 930-5101

                  If to Shareholder:  To the address for notice set forth on the signature page hereof.

                  (f) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

                  (g) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

                  (h) Officers and Directors. To the extent that Shareholder is or becomes (during the term hereof) a director or officer of Apex, he or she makes no agreement or understanding herein in his or her capacity as such director or officer, and nothing herein will limit or affect, or give rise to any liability to Shareholder by virtue of, any actions taken by Shareholder in his or her capacity as an officer or director of Apex in exercising its rights under the Merger Agreement.

                  (i) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  (j) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written. The undersigned is executing this Agreement only in its capacity as a Shareholder. Such signature in no way affects its obligations as an officer or director of Apex.



CYBEX COMPUTER PRODUCTS               SHAREHOLDER
  CORPORATION

By:                                   By:
    -----------------------------         -------------------------------------
                                          Signature

Name:                                 Name:
      ---------------------------          ------------------------------------
Title:                                Title:
      ---------------------------           -----------------------------------

                                      -----------------------------------------

                                      -----------------------------------------
                                      Print Address


                                      -----------------------------------------
                                      Telephone


                                      -----------------------------------------
                                      Facsimile No.

                                      Share beneficially owned:

                                            Apex Common Shares
                                      -----
                                            Apex  Common   Shares   issuable
                                      ----- upon exercise of outstanding options
                                            or warrants


                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                    EXHIBIT A

                                IRREVOCABLE PROXY

         The undersigned Shareholder of Apex Inc., a Washington corporation ("APEX"), hereby irrevocably (to the fullest extent permitted by law) appoints Doyle C. Weeks and Stephen F. Thornton and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Apex that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Apex issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Shareholder of Apex as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

         This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Cybex Computer Products Corporation, an Alabama corporation ("CYBEX"), and the undersigned shareholder (the "VOTING AGREEMENT"), and is granted in consideration of Cybex entering into that certain Agreement and Plan and Reorganization (the "MERGER AGREEMENT"), by and between Apex, Cybex and Aegean Sea Inc., a Delaware corporation ("AEGEAN"). The Merger Agreement provides for the merger of a wholly-owned subsidiary of Aegean with and into Cybex and the merger of another wholly-owned subsidiary of Aegean with and into Apex in accordance with its terms (the "MERGER"). Pursuant to the Merger, all outstanding Common Stock of Cybex and all outstanding Common Stock of Apex shall be converted into the right to receive Comon Stock of Aegean, as set forth in the Merger Agreement (the "SHARE ISSUANCE"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

         The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of shareholders of Apex and in every written consent in lieu of such meeting in favor of approval of the Merger, the Merger Agreement and the Share Issuance.

         The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned is executing this Proxy only in its capacity as a shareholder. Such signature in no way affects its obligations as an officer or director of Apex.

         This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:                , 2000
      ----------------

                         Signature of Shareholder:
                                                  -----------------------------

                         Print Name of Shareholder:
                                                  -----------------------------

                         Shares beneficially owned:
                                                  -----------------------------

                                                      Apex Common Shares
                                              -------
                                                      Apex Common Shares
                                              ------- issuable upon exercise of
                                              outstanding options or warrants


                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]